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Exhibit 1:  Part IV, (3)

The Company does anticipate a significant change in results of operations for the third quarter of 2005 compared to the third quarter of 2004, due to a significant gain on sale of most of the Company's assets during the third quarter of 2005. Due to the complexity of calculating and proper disclosure of this gain and the related income tax effect, the Company requires the additional five days allowed by this extension to complete the filing of its Form 10-Q.

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